June 3, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100F Street, N.E.

Washington, D.C. 20549

Re:	The PMI Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 1-13664

Dear Mr. Rosenberg:

This letter responds to the Staff’s letter to The PMI Group, Inc. (“PMI”) and its Executive Vice President and Chief Financial Officer, Donald P. Lofe, Jr. dated May 19, 2009. In its letter, the Staff provided PMI with comments on its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (“2008 Form 10-K”). We respectfully address each of the Staff’s comments below. For your convenience, we have quoted your comment immediately prior to our response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 70

1.	We believe that your disclosures regarding credit default swaps should be significantly enhanced to disclose the risks inherent in your credit default swap portfolio and the effect that this portfolio has had and may be expected to have on your financial position, liquidity and operating results. Accordingly, please expand your disclosures to address the following:

•

Describe the contractual terms of your credit default swap contracts, including all material defined credit events and collateral posting requirements, as well as the events and conditions that trigger them.

•

Quantify the notional amounts and the nature and type of the underlying securities as a percentage of the notional amounts for each type of residential mortgage backed securities (i.e. prime, sub-prime, and Alt-A), and any other types of underlying securities, as applicable. Also, disclose information about the credit ratings and vintages of the underlying RMBS securities. Please link this data to the derivative liability recorded on the balance sheet.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

June 3, 2009

•

For contracts where collateral obligations have been or are reasonably likely to be triggered, present data quantifying and describing the collateral you have posted at the balance sheet date, the reasonably likely amounts of additional collateral that you could be required to post, and the maximum amount of collateral that you could be required to post. For the reasonably likely additional amounts of collateral, please address why such amounts are reasonably likely in the context of the contractual trigger that would require additional collateral to be posted. Please link this data to the derivative liability recorded on the balance sheet.

•

For any contracts where a payment obligation has been or is reasonably likely to be triggered, present data quantifying and describing the amounts due and the timing of those amounts. For any payment obligations that have been incurred, please state where the payment obligations are recorded on the balance sheet.

•

Present quantified data that helps facilitate an understanding of the amount of additional defaults that would need to occur before you would be required to either make payments or post collateral, and your analysis of the likelihood of such events occurring. For example, consider presenting data depicting the original level of subordination below the layer that you have insured, the current level of subordination, and the effect and expected effects of any deterioration of this subordination on your liquidity. Please link this data to the derivative liability recorded on the balance sheet.

When considering the above points, we believe that summarizing CDS contracts and/or underlying loans and debt with similar characteristics, risks and terms would be appropriate, and that using tables and bulleted lists to present the information where possible would be most useful to an investor.

Background:

PMI assumed risk through credit default swap (“CDS”) transactions only in its European operations, PMI Europe. In 2008, we restructured our European operations and PMI Europe ceased assuming new CDS risk. PMI Europe entered into CDS transactions to assume and manage mortgage risk for its lender customers, who engaged in these transactions to reduce the capital they must hold pursuant to local banking regulations. All of PMI Europe’s CDS contracts relate to European residential mortgage loans. PMI is required to account for CDS transactions entered into after July 1, 2003 at fair value as derivative contracts under Statement of Financial Accounting Standards (“SFAS”) No. 133. There are currently 12 such CDS transactions. While required to account for these transactions at fair value, PMI Europe does not trade this risk in the market. A

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

June 3, 2009

significant amount of the current fair value of PMI’s CDS liability is due to the widening of the market price of risk due to the significant dislocation of the global credit markets in 2007 and 2008. Accordingly, the CDS liability does not generally represent PMI’s expectation of future cash outflows. As a result of the restructuring of our European operations, we are pursuing commutation strategies to accelerate the removal of risk related to these CDS contracts.

In PMI’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (“First Quarter 2009 Form 10-Q”), PMI provided additional disclosure regarding its European CDS contracts due in part to the adoption of SFAS No. 161, Disclosure about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (“SFAS No. 161”). We recognize PMI’s new disclosures were not contemplated in your review.

PMI Response:

Notwithstanding our background commentary, PMI agrees to enhance its future disclosures in response to your comments above. Appendix A to this letter includes our proposed new disclosures combined with the additional disclosures provided in the First Quarter 2009 Form 10-Q. We will include the disclosure contained in Appendix A in our Form 10-Q for the quarter ending June 30, 2009 and thereafter, as appropriate.

Contractual Terms

We provide additional disclosure describing the contractual terms of our CDS contracts in paragraphs B and C of Appendix A.

Notional Amounts and Attributes of Underlying CDS Securities

We provide additional disclosure regarding the nature and type of securities underlying our CDS agreements and the risk in force or notional amounts by issue year, credit rating and country for all CDS contracts in paragraphs A, D and E and tables 1 through 3 of Appendix A.

Collateral Obligations

We provide additional disclosure regarding our CDS collateral obligations in paragraph C and table 1 of Appendix A.

CDS Payment Obligations

In paragraphs C, F and G and table 3 of Appendix A, we provide additional disclosure describing the expected amounts and anticipated timing of payments where payment obligations have been or are likely to be triggered.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

June 3, 2009

Defaults Triggering Payments

In paragraphs C and F through H of Appendix A, we provide additional disclosure regarding the amount of additional defaults or other triggers that would need to occur before we would be required to make additional payments or post collateral and our analysis of the likelihood of such events occurring.

2.	Your disclosure in Note 10 identifies key inputs to the valuation model for your CDS contracts, but does not enable an investor to understand how this information is used to determine the fair value of your CDS contracts in accordance with SFAS 157. Please provide disclosure in MD&A that; (i) explains each major step in the valuation process, (ii) identifies each of the key assumptions used in the valuation, (iii) explains how you validate information obtained from external sources, and (iv) quantifies the impact on the valuation of reasonably likely changes in key assumptions and how such scenarios were determined to be reasonably likely.

PMI Response:

In PMI’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2009 and periodic filings thereafter as appropriate, PMI will include additional disclosure addressing the Staff’s comments with respect to PMI’s valuation process. Please refer to paragraphs K through Q and table 4 of Appendix A for our proposed disclosure.

3.	Please revise your disclosure to quantify the impact that the incorporation of your non-performance risk had on the valuation of your CDS liabilities for each period presented. Also, please tell us whether you incorporated your own nonperformance risk into the valuation of your CDS contracts prior to the adoption of SFAS 157, as would appear to be indicated by your disclosure on page 144.

PMI Response:

Prior to and in the period of PMI’s initial adoption of SFAS No. 157, PMI did not include its non-performance risk in its valuation of CDS contracts, as it determined that its non-performance risk was immaterial. Subsequent to our adoption of SFAS No. 157, we incorporated PMI’s non-performance risk into our fair value estimates as non-performance risk became observable and material. PMI’s non-performance risk increased subsequent to our adoption of SFAS No. 157 primarily as a result of significant widening of our CDS spreads combined in certain cases with downgrades of PMI’s credit ratings. In PMI’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2009 and periodic filings thereafter as appropriate, we agree to disclose the impact of our non-performance risk on the valuation of our CDS liabilities. Please refer to paragraphs A, J and N of Appendix A for disclosure regarding the incorporation of our non-performance risk in the valuation of CDS liabilities as of March 31, 2009.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

June 3, 2009

Liquidity and Capital Resources

Consolidated Contractual Obligations, page 96

4.	Please revise your disclosure to include the contractual obligations related to your CDS contracts, as well as uncertain tax positions under FIN 48.

PMI Response:

We agree to disclose the CDS-related expected net cash flows in the consolidated contractual obligation table in our 2009 Form 10-K. We provide below a consolidated contractual obligations table as of December 31, 2008 to illustrate the disclosure if CDS-related cash flows had been included in our 2008 Form 10-K.

Consolidated Contractual Obligations

	Less Than 1 Year	1-3 Years	3-5 Years	5 Years or more	Total
	(Dollars in thousands)
Reserves for losses and LAE	$1,333,897	$1,228,865	$130,190	$16,334	$2,709,286
Debt obligations (1)	34,304	258,448	58,448	783,030	1,134,230
Credit default swaps (2)	(5,715)	759	2,070	3,456	570
Operating lease obligations	2,069	2,582	1,286	886	6,823
Capital lease obligations (3)	642	161	—	—	803
Purchase obligations	2,501	815	—	—	3,316

Total	$1,367,698	$1,491,630	$191,994	$803,706	$3,855,028

(1)	Includes $651.6 million of principal debt and $482.6 million of scheduled interest.

(2)	Expected cash flows related to CDS contracts are undiscounted; (inflows) represent net cash generated versus net cash outflows in a given year.

(3)	Includes amounts representing interest of $0.05 million.

PMI does not believe there are uncertain tax positions as defined under FIN 48 relating to PMI’s CDS contracts as they were entered into in jurisdictions that currently do not impose income taxes. Further, gains and losses on PMI’s CDS contracts are unrealized from a tax perspective. Accordingly, if there is a change to PMI’s tax position with respect to these contracts, the tax impact to PMI is not expected to be material. In addition, as reflected in our response to comment No. 9, in the aggregate our FIN 48 liabilities are not material. Due to the uncertainties with respect to ultimate payment of tax liabilities, disclosure in our contractual obligation table is currently not warranted.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

June 3, 2009

Notes to Consolidated Financial Statements

Note 10. Fair Value Disclosures, page 143

5.	Within your Level 2 discussion on page 145, please clarify whether your debt instruments are valued using quoted market prices in markets that are not active, by utilizing a pricing model, or by other means. Provide quantified and narrative disclosure of relevant sensitivities to reasonably likely changes in key assumptions, or other factors that cause material fluctuations in the value of these debt instruments.

PMI Response:

In PMI’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and periodic filings thereafter as appropriate, to address the Staff’s comments regarding valuation of PMI’s debt instruments, PMI will include additional disclosure, including quantitative and narrative disclosure of relevant sensitivities to reasonably likely changes in the fair value of these debt instruments, in the consolidated notes and Management’s Discussion and Analysis section. Please see below for our proposed disclosure.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Debt Instruments

Effective January 1, 2008, The PMI Group, Inc. (the “Company”) adopted SFAS No. 157 and SFAS No. 159. In particular, the Company elected to adopt the fair value option presented by SFAS No. 159 for certain corporate debt liabilities on the adoption date. The fair value of these corporate debt instruments is measured under level 2 of the fair value hierarchy and is derived from independent pricing services that use observable market data for similar transactions, including broker-dealer quotes and actual trade activity as a basis for valuation.

Changes in the fair value of these corporate debt liabilities for which the fair value option was elected is principally due to changes in the Company’s credit spreads. The following table summarizes the estimated change in yield and corresponding fair value and the accounting effect on income (pre-tax) based upon reasonably likely changes in the Company’s credit spreads as of March 31, 2009, with all other factors remaining constant:

Change in credit spreads	Estimated Increase/ (Decrease) in Fair Value
(Dollars in thousands)
300 basis point decline	$(23,493)
200 basis point decline	$(14,579)
100 basis point decline	$(6,813)
100 basis point increase	$6,014
200 basis point increase	$11,356
300 basis point increase	$16,129

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

June 3, 2009

Note 12. Income Taxes, page 147

6.	Given that you have incurred significant losses in 2008 and 2007, and you expect this trend to continue in 2009, please tell us how you determined that no valuation allowance was required for the remaining $290 million of gross deferred tax assets at December 31, 2008. Please expand your MD&A disclosure to specify the positive and negative evidence that you evaluated in concluding that the deferred tax assets were more likely than not to be realized. Please consider whether the valuation of deferred tax assets is a critical accounting estimate, and provide separate quantified disclosure for each source of taxable income under paragraph 21 of SFAS 109, or explain why you believe that such disclosure would not be beneficial.

PMI Response:

Paragraph 21 of SFAS No. 109 provides that the “future realization of the tax benefit of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryback, carryforward period available under the law.”

PMI reviews the need to establish a valuation allowance against its deferred tax assets on a quarterly basis. Our quarterly reviews include an analysis of several factors, including the severity and frequency of operating or capital losses, our capacity for the carryback or carryforward of any losses, the expected occurrence of future income or loss and available tax planning alternatives.

PMI’s deferred tax asset of approximately $465 million is comprised of approximately $186 million associated with ordinary income and approximately $279 million of a capital nature. We consider the character of the deferred tax asset in evaluating its future realization. The tax benefits associated with ordinary income and of a capital nature are discussed separately below.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

June 3, 2009

Tax benefits associated with ordinary income:

During 2008 and 2007, PMI incurred significant book operating losses, but did not incur losses on a tax basis, primarily because of its utilization of tax and loss bonds. As a result, PMI had taxable income in both years, is not in a cumulative tax loss position and has future ordinary taxable income associated with the tax and loss bonds of approximately $952 million. As a result, PMI is well positioned to realize its deferred tax asset of approximately $186 million. In addition to the tax and loss bonds, PMI also has approximately $141 million of deferred tax liabilities, which will reverse and contribute to future taxable income.

With respect to the tax and loss bonds, §832(e) of the Internal Revenue Code allows mortgage insurers to deduct statutorily required contingency reserves, provided tax and loss bonds are purchased for the related tax effect from the Bureau of Public Debt, a branch of the U.S. Treasury Department. Tax and loss bonds are required to be redeemed ten years from the purchase date (if not utilized before then) and when redeemed or utilized, will increase taxable income by the original deduction taken, on a first-in, first-out basis. As such, the tax and loss bond balance at any point in time represents the tax effect of cumulative contingency reserve deductions taken on PMI’s income tax returns that will eventually be recaptured. Contingency reserve deductions are required to be recaptured earlier than the 10-year maturity date when: 1) the insurance company is operating at a loss for tax purposes; 2) the contingency reserves are no longer statutorily required; or 3) the underlying tax and loss bonds are redeemed. As previously mentioned, at December 31, 2008, the reversal of contingency reserves will generate approximately $952 million of ordinary income that would effectively offset approximately $333 million of deferred tax assets.

Tax benefits of a capital nature:

PMI separately evaluated the potential to realize deferred tax assets totaling approximately $279 million as of December 31, 2008 that could expire before being utilized. As a result of this analysis, it was estimated that approximately $175 million of tax benefits associated with capital losses would “more-likely-than-not” expire before sufficient capital gains could be generated and the valuation allowance was adjusted, accordingly. Additional adjustments could be recognized in the future due to changes in management’s expectations regarding realization of tax benefits.

Positive and negative evidence:

Our assessment of whether a valuation allowance was necessary took into consideration the four sources of taxable income indicated in SFAS No. 109. As part of this assessment we evaluated the impact of both positive and negative evidence. We previously discussed some of these factors in our discussion related to deferred tax assets associated with ordinary income.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

June 3, 2009

Positive evidence that was used to support the majority of the deferred tax assets of a capital nature centered around tax planning strategies that could generate future capital gains that would result in the realization of $104 million of deferred tax assets.

Capital gains could be generated from equity investments or fixed income securities with appreciated value that could be sold, as well as installment sale proceeds that are anticipated to be realized from the sale of PMI Australia.

In PMI’s quarterly Report on Form 10-Q for the quarter ending June 30, 2009 and periodic filings thereafter as appropriate, PMI will include additional disclosure addressing the Staff’s comments with respect to the valuation allowance required under SFAS No. 109. Please refer below for the proposed disclosure using information as of December 31, 2008.

Management’s Discussion and Analysis

Valuation of Deferred Tax Assets

PMI’s management reviews the need to establish a valuation allowance against deferred tax assets on a quarterly basis. We include an analysis of several factors, among which are the severity and frequency of operating or capital losses, our capacity for the carryback or carryforward of any losses, the expected occurrence of future income or loss and available tax planning alternatives. As discussed below, we have increased our valuation allowance as of December 31, 2008 to approximately $175 million from approximately $168 million at December 31, 2007.

In periods prior to 2008, we deducted significant amounts of statutory contingency reserves on our federal income tax returns. The reserves were deducted to the extent we purchased tax and loss bonds in an amount equal to the tax benefit of the deduction pursuant to Section 831 (e) of the Internal Revenue Code. The reserves are included in taxable income in future years when they are released for statutory accounting purposes or if we elect to redeem the tax and loss bonds that were purchased in connection with the deduction for the reserves. The future reversal of contingency reserves would generate approximately $952 million of ordinary income that would effectively offset deferred tax assets of approximately $333 million of an ordinary nature.

Because of the limited ability to generate capital gains or other strategies to utilize unrealized capital losses during the carryback and carry over periods, however, we separately evaluated deferred tax assets of a capital nature totaling approximately $279 million that could expire before being utilized. As a result of this analysis, it was estimated that approximately $175 million of capital losses would “more-likely-than-not” expire before sufficient capital gains could be generated and the valuation allowance was adjusted, accordingly. Additional adjustments could be recognized in the future due to changes in management’s expectations regarding realization of tax benefits.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

June 3, 2009

7.	Please tell us how you determined the amount of tax benefit to allocate to each financial statement component in accordance with paragraphs 35-38 of SFAS 109.

PMI Response:

Paragraph 35 of SFAS No. 109 requires that income tax expense (or benefit) be allocated among continuing operations, discontinued operations, extraordinary items, and items directly reported through shareholders’ equity. There were no transactions for which paragraphs 36 or 37 applied during the reporting period. Paragraph 38 requires that “if there is only one item other than continuing operations, the portion of income tax expense or benefit for the year that remains after the allocation to continuing operations is allocated to that item.”

At December 31, 2008, PMI allocated income tax benefits of approximately $434 million to continuing operations based on actual results and income tax expense of approximately $9 million to discontinued operations based on actual results, which is consistent with the allocation methodology provided under paragraph 38.

8.	You disclose that you have provided for U.S. federal income tax on the undistributed earnings from your foreign subsidiaries, except to the extent such earnings are reinvested indefinitely. Please revise your disclosure to provide the information required by paragraph 44 of SFAS 109, or explain why no disclosures are required.

PMI Response:

Paragraph 44 of SFAS No. 109 requires that whenever a deferred tax liability is not recognized because of the exceptions to comprehensive recognition provided under APB Opinion 23, certain disclosures with respect to the timing and components of the deferred tax liability are to be made. As of December 31, 2008, there were no cumulative deferred tax liabilities that would require such disclosure as our foreign operations (primarily PMI Europe and PMI Canada) had no undistributed taxable income and are currently generating net operating losses which have been subjected to valuation allowances. Should these entities begin generating taxable profits in the future, the required disclosure will be provided.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

June 3, 2009

9.	Please revise your disclosure to provide the information required by paragraphs 21(a)-(d) of FIN 48.

PMI Response:

In PMI’s quarterly Report on Form 10-Q for the quarter ending June 30, 2009 and periodic filings thereafter as appropriate, PMI will include additional disclosure addressing the Staff’s comments with respect to FIN 48. Please refer below for our proposed disclosure using information as of December 31, 2008.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

June 3, 2009

Note 12. Income Taxes

The Company has unrecognized tax benefits of approximately $2.8 million as of December 31, 2008, which, if recognized, would affect the Company’s future effective tax rate. Of this total, approximately $2.6 million had been accrued as of December 31, 2007.

When incurred, the Company recognizes interest and penalties related to unrecognized tax benefits in tax expense. The Company incurred net interest and penalties of $0.2 million in 2008. The Company remains subject to examination in the following major tax jurisdictions:

A reconciliation of the beginning and ending balances of tax contingencies is as follows:

Jurisdiction	Years Affected
California	From 2003 to present
Ireland	From 2005 to present
Canada	From 2006 to present

As of December 31, 2008, there were no positions for which management believes it is reasonably possible that the total amounts of tax contingencies will significantly increase or decrease within 12 months of the reporting date.

As of December 31, 2008, the Company is subject to federal examination in the U.S. from 2005 through the present. In 2007, the IRS closed its audit for taxable years 2001 through 2003 and the statute of limitations lapsed for 2004 in 2008.

Item 15.	Exhibits and Financial Statement Schedules. page 174

10.	On page 41, you disclose that FGIC Corporation had not completed its financial statements for the year ended December 31, 2008 as of the date of our filing. Please tell us whether you have obtained these financial statements, and tell us when you plan to amend your Form 10-K to include the required financial statements.

PMI Response:

We have received FGIC Corporation’s financial statements for the year ended December 31, 2008. As disclosed in our 2008 Form 10-K, we impaired the value of our investment in FGIC Corporation to zero. As a result, our investment in FGIC Corporation did not meet the criteria of Rule 3-09 of Regulation S-X requiring separate audited financial statements be included in our 2008 Form 10-K and we do not plan to amend our 2008 Form 10-K to include the financial statements.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

June 3, 2009

*    *    *

PMI acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this letter and for providing PMI with an opportunity to address the Staff’s comments. Should you have any questions, please feel free to contact our Senior Vice President, Corporate Controller, and Chief Accounting Officer Thomas Jeter at (925) 658-6877 or tom.jeter@pmigroup.com or me at (925) 658-6530 or don.lofe@pmigroup.com.

Sincerely,

/s/ Donald P. Lofe, Jr.
Donald P. Lofe, Jr.
Executive Vice President, Chief Financial Officer and Chief Administrative Officer
The PMI Group, Inc.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

June 3, 2009

Appendix A

Existing and Proposed Credit Default Swap Disclosures

Management’s Discussion and Analysis of Financial Condition

Credit Default Swap Contracts

A. Through PMI Europe, we provide credit protection in the form of credit default swaps (“CDS”), which are considered derivatives and are marked to market through earnings under the requirements of SFAS No. 133. The fair value of derivative liabilities was $43.2 million and $54.5 million as of March 31, 2009 and December 31, 2008, respectively, and is included in other liabilities on the balance sheet. The fair value of these CDS liabilities includes payment obligations that have been incurred but unpaid as of the balance sheet date. Our CDS exposures are dependent on the performance of certain prime residential mortgage loans originated throughout Europe, which are the reference assets for the underlying mortgage-related securities. The fair values of our CDS contracts are affected predominantly by estimated changes in credit spreads of the underlying obligations. As estimated credit spreads change, the fair values of these CDS contracts will change and the resulting gains and losses will be recorded in our operating results. In addition, with the adoption of SFAS No. 157, we have incorporated our non-performance risk into the market value of our derivative assets and liabilities. Excluding our non-performance risk, the fair value of these CDS liabilities would have been $51.8 million as of March 31, 2009.

B. PMI may incur losses on its CDS exposures if losses on the underlying mortgage loans reach PMI’s risk layer. Losses on underlying mortgages may only occur following a credit event, which is typically defined as borrower default or bankruptcy. Losses on mortgages underlying PMI’s CDS exposures will only occur if recoveries (typically foreclosure proceeds) are less than the total outstanding mortgage balances and foreclosure expenses, and in the case of some transactions, accrued interest.

C. Certain of PMI Europe’s CDS contracts contain collateral support provisions which, upon certain defined circumstances, including a downgrade of PMI Europe’s insurer financial strength ratings and/or deterioration of the underlying mortgage loan performance, require PMI Europe to post collateral for the benefit of the counterparty. The methodology for determining collateral varies and can include mark-to-market valuations, contractual formulae (principally related to expected loss performance) and/or negotiated amounts. As a result of rating agency actions and other contractual requirements, PMI Europe has posted collateral, consisting of corporate securities and cash, of $54.0 million as of March 31, 2009 on CDS transactions. Any further downgrades will have no impact on the required collateral, as our current ratings are

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

June 3, 2009

below all the ratings related triggers. As of March 31, 2009, the aggregate fair value of all derivative instruments with collateral support provisions upon which we have been required to post collateral, was a net liability of $37.0 million. We estimate, based on expected defaults and loss payments, that the amount of additional collateral posted will range from $7 million to $16 million in 2009. The actual collateral posted at year end will be dependent upon performance of the underlying mortgage portfolios, claim payments and the extent to which PMI Europe is successful in commuting these contracts. As of March 31, 2009, the maximum amount of collateral that PMI Europe could be required to post under these contracts is approximately $130 million, including the $54.0 million already posted.

D. Our CDS exposures are dependent on the performance of certain prime residential mortgage loans originated throughout Europe, which are the reference assets for the underlying mortgage-related securities. On average, the underlying loan portfolios were seasoned by at least one year when PMI Europe entered into the CDS transactions. Most portfolios had average seasoning of at least three years at issuance. PMI generally defines the notional amount of its exposure as its risk in force. Risk in force represents the maximum potential contractual obligation for PMI. PMI Europe’s risk in force related to its CDS contracts was $5.6 billion as of March 31, 2009. Provided below are tables showing the risk in force or notional amounts by issue year, original credit rating, posted collateral and country for all CDS contracts as of March 31, 2009. As of March 31, 2009, the original credit ratings of our investment grade transactions were unchanged:

Table 1.

	Original and Current Credit Rating
Issue Year	AAA (Super Senior)	AAA	AA	A	BBB	Non- investment grade	Total
	( Dollars in millions)
2000	$—	$—	$—	$—	$—	$18	$18
2003	—	—	—	—	—	9	9
2004	—	—	—	—	—	10	10
2006	1,316	78	—	—	—	27	1,421
2007	3,628	275	131	60	33	42	4,169

Total Notional	$4,944	$353	$131	$60	$33	$106	$5,627

Posted collateral	$31	$—	$—	$—	$—	$23	$54

Maximum collateral	$50	$—	$—	$—	$—	$80	$130

Note: Notional and collateral amounts will change due to fluctuations in the value of the Euro as compared to the U.S. dollar. Maximum collateral represents the contractual limit of collateral that would be required to be posted.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

June 3, 2009

Table 2.

	Original and Current Credit Rating
Country	AAA (Super Senior)	AAA	AA	A	BBB	Non- investment grade	Total
	( Dollars in millions)
France	$2,241	$201	$131	$60	$33	$—	$2,666
Italy	1,268	78	—	—	—	106	1,452
Germany	1,387	74	—	—	—	—	1,461
United Kingdom	48	—	—	—	—	—	48

Total Notional	$4,944	$353	$131	$60	$33	$106	$5,627

Note: Notional amounts will change due to fluctuations in the value of the Euro as compared to the U.S. dollar.

E. Provided in the table below are the weighted average expected life and the components of fair value for PMI’s CDS contracts in an asset/(liability) position as of March 31, 2009.

Table 3.

	Original and Current Credit Rating
	AAA (Super Senior)	AAA	AA	A	BBB	Non- investment grade	Total
	(Dollars in millions)
Weighted avg exp life in years	0.38	0.37	0.42	0.42	0.42	2.45	0.63

Components of fair value
Expected discounted future net cash flows	$2.7	$0.7	$0.4	$0.4	$0.8	$(3.5)	$1.5
Market spread/cost of capital adjustment	(10.0)	(2.4)	(1.3)	(1.2)	(2.3)	(27.5)	(44.7)

Fair value	$(7.3)	$(1.7)	$(0.9)	$(0.8)	$(1.5)	$(31.0)	$(43.2)

Note: Fair value amounts will change due to fluctuations in the value of the Euro as compared to the U.S. dollar.

F. PMI does not currently expect that the fair value portion of the CDS liability related to fluctuations in market spreads and PMI’s cost of capital will result in additional cash out flows. PMI’s expected future net cash flows could vary over time. Higher than expected defaults, higher loss severities or the acceleration in the timing of claim payments would likely result in an increase in expected discounted future net cash out flows and PMI’s fair value liability, which could materially impact our results of operations. PMI has paid, or expects to pay, losses on most of its non-investment grade CDS contracts. PMI expects to pay net cash outflows of approximately $4 million related to its non-investment grade CDS agreements over the next 6 years. PMI has a fair value liability of $31.0 million, which includes all expected lifetime future cash flows, against total notional exposure of $106.1 million on all non-investment grade contracts as of March 31, 2009.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

June 3, 2009

G. Based on our expectations for default timing, loss severity and timing of exercise of call options, we do not anticipate paying losses on contracts rated ‘BBB’ or higher. When the borrowers on underlying loans are in arrears by at least 90 days, PMI Europe regards such arrears as indicative of potential future losses. As of March 31, 2009, loans that were at least 90 days in arrears represented less than 35% of remaining subordination to PMI’s layer on each investment grade transaction. To date, losses on loans underlying our investment grade transactions have not exceeded 2% of current subordination levels. To the extent expected cash losses were to exceed subordination levels, the fair values of the investment grade CDS contracts would further decline, resulting in an increase in CDS liability, which could become realized in the form of claims paid over time.

H. In estimating the fair values of CDS contracts, PMI Europe incorporates expected call dates in its internal valuation models. Call dates are determined based on a number of factors, including past experience of counterparties, the underlying economics of the transactions, counterparties’ expressed intent and potential costs associated with extending transactions. The current state of capital markets, the financial conditions and perspectives of various counterparties and the general weakening of economic conditions in Europe may lead to decisions to extend the credit protection offered by PMI Europe’s CDS contracts, which could be counteracted by PMI Europe’s counterparties’ assessments of its credit worthiness. If a CDS contract is extended beyond its expected call date, PMI Europe will be required to adjust its internal valuation model assumptions. To the extent that credit spreads are higher than at the time of inception of the transaction, extending the expected call date could result in PMI Europe recognizing further mark-to-market losses. If counterparties elect to extend our CDS contracts and spreads remain at their current levels, mark-to-market losses could be material and there will be a greater likelihood of incurring higher than currently expected realized losses in the form of paid claims on the contracts.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit spread risk

I. Through PMI Europe, we provide credit protection in the form of credit default swaps (“CDS”), which are considered derivatives and are marked to market through earnings under the requirements of SFAS No. 133. The fair value of derivative liabilities was $43.2 million and $54.5 million as of March 31, 2009 and December 31, 2008, respectively, and is included in other liabilities on the balance sheet. The fair value of these CDS liabilities includes payment obligations that have been incurred but unpaid as of the balance sheet date. Our CDS exposures are dependent on the performance of certain prime residential mortgage loans originated throughout Europe, which are the reference assets for the underlying mortgage-related securities. The fair values of our

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

June 3, 2009

CDS contracts are affected predominantly by estimated changes in credit spreads of the underlying obligations. As estimated credit spreads change, the fair values of these CDS contracts will change and the resulting gains and losses will be recorded in our operating results. In addition, with the adoption of SFAS No. 157, we have incorporated our non-performance risk into the market value of our derivative assets and liabilities. Excluding our non-performance risk, the fair value of these CDS liabilities would have been $51.8 million as of March 31, 2009.

J. In estimating the fair values of CDS contracts PMI Europe incorporates expected call dates in its internal valuation models. Call dates are determined based on a number of factors, including, the underlying economics of the transactions, counterparties’ expressed intent and potential costs associated with extending transactions. The current state of capital markets, the financial conditions and perspectives of various counterparties and the general weakening of economic conditions in Europe may lead to decisions to extend the credit protection offered by PMI Europe’s CDS contracts, which could be counteracted by PMI Europe’s counterparties’ assessments of its credit worthiness. If a CDS contract is extended beyond its expected call date, PMI Europe will be required to adjust its internal valuation model assumptions. To the extent that credit spreads are higher than at the time of inception of the transaction, extending the expected call date could result in PMI Europe recognizing further mark-to-market losses. If counterparties elect to extend our CDS contracts and spreads remain at their current levels, mark-to-market losses could be material and there will be a greater likelihood of incurring higher than currently expected realized losses in the form of paid claims on the contracts.

K. We do not currently expect that the fair value portion of the CDS liability related to fluctuations in market spreads and our cost of capital will result in any cash out flows. PMI’s expected future net cash flows could vary over time. Higher than expected defaults, higher loss severities or the acceleration in the timing of claim payments would likely result in an increase in PMI’s expected discounted future net cash out flows and fair value liability, which could materially impact our results of operations. The following table summarizes the estimated changes in the exit value liability in PMI Europe based upon specified hypothetical percentage changes in market spread/cost of capital as of March 31, 2009, with all other factors remaining constant:

Table 4.

Change in market spread/cost of capital	Estimated (Decrease)/Increase in Liability
(USD in thousands)
15% decline	$(6,277)
10% decline	$(4,177)
5% decline	$(2,084)
5% rise	$2,077
10% rise	$4,146
15% rise	$6,208

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

June 3, 2009

Managements Discussion and Analysis and Note 8. Fair Value Disclosures

Fair Value of Credit Default Swap Contracts

L. PMI Europe’s CDS contracts are valued using internal proprietary models. Our use of internal proprietary models is dictated by the facts that these instruments are unique, complex, and private and are often customized transactions, for which observable market quotes are not regularly available. Due to the lack of observable inputs required to value CDS contracts, they are considered to be Level 3 under the SFAS No. 157 fair value hierarchy. Valuation models and the related assumptions are continuously re-evaluated by management and refined, as appropriate.

M. Key inputs used in our valuation of CDS contracts include the transaction notional amount, expected term, premium rates on risk layer, changes in market spreads, estimated loss rates and loss timing, and risk free interest rates. As none of the instruments that we are holding are traded, we develop internal exit price estimates. Our internal exit price estimates are based on a number of factors, including our own expectations of loss payments and timing, as well as indications of current CDS spreads obtained through market surveys with investment banks, counterparty banks, and other relevant market sources in Europe. We validate market surveys obtained from these third party sources by comparing them against each other for consistency. The assumed market CDS spread is a significant assumption that, if changed, could result in materially different fair values. Accordingly, market perceptions of credit deterioration are likely to result in the increase in the expected exit value (the amount required to be paid to exit the transaction).

N. The values of our CDS contracts are affected predominantly by estimated changes in credit spreads of the underlying obligations’ collateral. As credit spreads change, the values of these CDS contracts will change and the resulting gains and losses will be recorded in our operating results. In addition, with the adoption of SFAS No. 157, we have incorporated our non-performance risk into the market value of our derivative assets and liabilities. The fair value of these CDS liabilities was $43.2 million as of March 31, 2009. Excluding our non-performance risk, the fair value of these CDS liabilities would have been $51.8 million as of March 31, 2009.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

June 3, 2009

O. In estimating the fair values of CDS contracts, PMI Europe incorporates expected call dates in its internal valuation models. Call dates are determined based on a number of factors, including past experience with counterparties, the underlying economics of the transactions, counterparties’ expressed intent and potential costs associated with extending transactions. The current state of capital markets, the financial conditions and perspectives of various counterparties and the general weakening of economic conditions in Europe may lead to decisions to extend the credit protection offered by PMI Europe’s CDS contracts, which could be counteracted by PMI Europe’s counterparties’ assessments of its credit worthiness. If a CDS contract is extended beyond its expected call date, PMI Europe will be required to adjust its internal valuation model assumptions. To the extent that credit spreads are higher than at the time of inception of the transaction, extending the expected call date could result in PMI Europe recognizing further mark-to-market losses. If counterparties elect to extend our CDS contracts and spreads remain at their current levels, mark-to-market losses could be material, and there will be a greater likelihood of incurring higher than currently expected realized losses in the form of paid claims on the contracts.

P. The fair values for non-investment and investment grade contracts are determined using different valuation approaches. The fair value of non-investment grade contracts is estimated using the present value of expected future contractual payments and incorporates a market-based estimated cost of capital that would be required by a third party to assume an identical contract. Expected future contractual payments are determined through the analysis of recent performance of the relevant transaction and similar transactions. Cash flows are discounted using a risk free rate. The expected call date is determined based on past experience and the next contractual call date. The cost of capital is based on an estimate of PMI’s cost of capital as of the period in which the value is being determined.

Q. The fair value of investment grade contracts is determined by calculating the difference between the present value of expected future premiums from the contract and the estimated cost of hedging the transaction to the expected call date. The estimated cost of hedging the transaction is established by reference to market spreads on residential mortgage backed securities in each country. Spreads are obtained from a number of European banking groups. We validate the spreads by comparing them against each other for consistency. The expected call date is determined by using the earlier of the next contractual call date or an estimated regulatory call date based upon discussions with the counterparty at the time the contract is executed.